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               New York Life Insurance and Annuity Corporation's
                Issuance, Redemption and Transfer Procedures for
                 Policies Pursuant to Rule 6e-3(T)(b)(12)(iii)
                 ---------------------------------------------

         This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by New York Life Insurance and Annuity Corporation ("NYLIAC") in connection with the issuance of the flexible premium corporate sponsored variable universal life insurance policy (the "Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies. All capitalized terms have the meaning given to them in the Prospectus for the Policy.

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1.       "Public Offering Price":

         Purchase and Related Transactions

         Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

         (a) Premium Schedules and Underwriting Standards

         A Premium payment schedule may be selected at the time of application and may be changed at any time. The amount and interval of any planned Premiums are set forth in the Policy. There is no penalty if a planned Premium, other than the initial Premium, is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if planned Premiums are paid, the Policy terminates when the Cash Surrender Value, less any Policy Debt, is insufficient to pay certain monthly charges or where there is an excess loan and a late period expires without sufficient payment.

         While the Policy is in force, Premiums may be paid at any time while the Insured is living prior to the Policy Anniversary on which the Insured is age 95. In addition to planned Premiums, unplanned Premiums may also be made. If an unplanned Premium would result in an increase in the Death Benefit greater than the increase in the Cash Value, NYLIAC reserves the right to require proof of insurability. NYLIAC also reserves the right to limit the number and amount of unplanned Premiums.

         The Policy will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but recognize that mortality charges must be based upon factors such as age, health and smoker status, and occupation.

         (b) Application and Initial Premium Processing

         Individual wishing to purchase a Policy must complete an Application. The Policy is available as a Non-Qualified Policy. The minimum Face Amount of a Policy is $25,000. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability and will hold uninvested any Premiums paid prior to the Policy's Issue Date. For certain eligible groups, the Policy may be issued based on guaranteed issue or simplified underwriting rules and procedures as defined by NYLIAC.

         Premiums received during the Free Look Period will be allocated to the General Account. On the Issue Date, NYLIAC may deduct a sales expense charge, as well as premium tax and federal tax charges, however, deductions will be calculated as of the later of the Policy Date or the date they are received. The monthly contract charge, cost of insurance charge and cost for any riders are deducted as of the Policy Date and as of each Monthly Deduction Day thereafter. Net Premiums, less the monthly charges, plus interest, will then be applied to the Investment Divisions or to the Fixed Account in accordance with the Policyowner's instructions.

         (c) Free Look Provision

         A Policy may be canceled within 20 days (10 days in New York) after the Policy Delivery Date by returning it to NYLIAC's Service Office or to the registered representative through whom it was purchased. Premiums will remain in the General Account through the last day of the Free Look Period. If the Policy is returned during that time, the Policyowner will receive from NYLIAC the greater of the Policy's Cash Value as of the date the Policy is returned or the Premiums paid, less loans and Partial Withdrawals.

         (d) Repayment of Indebtedness

         Unless NYLIAC sets a lower rate for any period, the effective annual loan interest rate is 6%, payable in arrears. Loan interest accrues each day and is compounded annually. Loan interest not paid as of the Policy Anniversary, or prior

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to the expiration of the late period, becomes part of the loan. An amount may need to be transferred to the Loan Account to cover the increased loan amount.

         On the date of death, the date the Policy ends, the date of loan repayment, or on any other date specified, NYLIAC will make any adjustment in the loan that is required to reflect any interest paid for any period beyond that date.

         If the loan interest rate is lower than 6% per year, any subsequent increase in the interest rate will be subject to the following conditions:

         (1) The effective date of any increase in the interest rate shall not be earlier than one year after the effective date of the establishment of the previous rate.

         (2) The amount by which the interest rate may be increased will not exceed one percent per year, but the rate of interest shall in no event ever exceed 6%.

         (3) NYLIAC will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

         (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, NYLIAC will notify the Policyowner of that increase at least 30 days prior to the effective date of the increase.

         (5) NYLIAC will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

         All or part of an unpaid loan can be repaid before the Insured's death or before the Policy is surrendered. Excess amounts in the Loan Account resulting from either loan repayments or interest accrued will be transferred to the Investment Divisions and to the Fixed Account in accordance with the procedures set forth in "Policy Loans" (paragraph 2.(c)) below.

         If a loan is outstanding when the life insurance or surrender proceeds become payable, NYLIAC will deduct the amount of any Policy Debt from these proceeds. If an unpaid loan exceeds the Cash Surrender Value of the Policy, NYLIAC will mail a notice to the Policyowner at his or her last known address, and a copy to the last known assignee on NYLIAC's records. All insurance will end 31 days after the date on which NYLIAC mails the notice to the Policyowner if the excess amount of the unpaid loan over the Cash Surrender Value is not paid within that 31 days.

         (e) Correction of Misstatement of Age or Sex

         If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent mortality charge for the correct date of birth or correct sex. 2. "Redemption Procedures":

         Surrender and Related Transactions

         This section outlines those procedures which might be deemed to constitute redemptions under a Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

         If the Policy has not terminated, payment of the Cash Surrender Value, Partial Withdrawal, loan proceeds or the Death Benefit is made within 7 days after NYLIAC receives all required documents at its Service Office or such other location that NYLIAC indicates to the Policyowner in writing. However, NYLIAC can delay payment of the Cash Surrender Value or any Partial Withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, or the Death Benefit during any period that:

         o It is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, or the SEC declares that an emergency exists; or

         o The SEC, by order, permits NYLIAC to delay payment in order to protect Policyowners.

         Amounts payable from the Fixed Account may be deferred for up to 6 months from the date the request is received at the Service Office. NYLIAC can delay payment of the entire Death Benefit if payment is contested. NYLIAC investigates all death claims arising within the two-year limit on its right to challenge the Policy. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a Cash Surrender Value or Partial Withdrawal value is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3%. NYLIAC adds interest to a Death Benefit from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option.

         (a) Account Values

         Partial Withdrawal. A Policyowner may make a Partial Withdrawal of part of the Policy's Cash Value at any time while the Insured is living. The Cash Value of the Policy is the sum of the Accumulation Value in the Separate Account, the Fixed Account Value and the Loan Account Value. Initially, the Cash Value equals the net amount of the first Premium

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paid under the Policy. This amount is allocated among the Fixed Account and the
Investment Divisions according to the allocation percentages requested in the Application or as subsequently changed by the Policyowner. A portion of Cash Value is allocated to the Loan Account if a loan is taken under the Policy.

         The minimum Partial Withdrawal is $500 and at least $500 of Cash Surrender Value, plus any Policy Debt, must remain following the withdrawal. The Partial Withdrawal will be made from the Fixed Account and the Investment Divisions in proportion to the amount in each or only from the Investment Division in an amount or ratio indicated by the Policyowner. If the portion of the request for a Partial Withdrawal from the Fixed Account or Investment Division is greater than the amount in the Fixed Account or Investment Division, NYLIAC will reduce the Partial Withdrawal by that amount and pay the Policyowner the entire value of the Fixed Account and/or Investment Division, less any surrender charge which may apply.

         There will be a processing charge equal to the lesser of $25 or 2% of the amount withdrawn applied to any Partial Withdrawal. This fee will be deducted from the remaining balance of the Fixed Account and/or Investment Divisions based on the withdrawal allocation or, if the fee amount exceeds the remaining balance, it will be deducted from the Fixed Account and/or Investment Divisions in proportion to the amount in each. When the Policyowner makes a Partial Withdrawal, the life insurance benefit, the Cash Value, and the Cash Surrender Value will be reduced by the amount of the Partial Withdrawal proceeds as of the date the Policyowner receives the payment and by any applicable surrender charge.

         A Partial Withdrawal will be prohibited if it would cause the Face Amount to drop below $25,000. If Life Insurance Benefit Option 1 is in effect, the Face Amount will be reduced by the amount of the Partial Withdrawal. If Life Insurance Benefit Option 2 is in effect, the Face Amount will not be changed by the amount of the Partial Withdrawal. A Partial Withdrawal will not be permitted during the first Policy Year if Life Insurance Benefit Option 1 is in effect. NYLIAC reserves the right to limit the amount and frequency of Partial Withdrawals.

         Surrender. A Policyowner may surrender the Policy at any time and receive its Cash Surrender Value less any Policy Debt. The Cash Surrender Value is the Cash Value less any surrender charges. The Cash Surrender Value fluctuates with the investment performance of the Investment Divisions in which the Policy has Cash Value and the amounts held in the Fixed Account and the Loan Account. It may increase or decrease daily.

         During the first nine Policy Years, a surrender charge will be assessed on a complete Surrender or a requested decrease in Face Amount. No surrender charge will apply to an automatic decrease in Face Amount caused by a change in Life Insurance Benefit Option from Option 1 to Option 2, nor will the surrender charge premium be affected by changes in the Life Insurance Benefit Option. The surrender charge is based on the Policy Year in which the surrender or requested decrease in Face Amount is made and will be deducted from the Fixed Account and Investment Divisions in proportion to the amount in each. Unless a later effective date is selected, the Surrender is effective on the Business Day NYLIAC's Service Office receives the Policy and a signed surrender request in proper form.

         The surrender charge is calculated by multiplying the applicable percentage shown in the table below by the surrender charge premium which appears in the Policy. In no event will the surrender charge exceed 50% of Premiums paid to date, less any sales expense charges deducted from such Premium payments, less any surrender charges previously deducted. During the first two Policy Years, the surrender charge is further limited to the sum of
(i) 30% of all Premium payments during the first two Policy Years up to one SEC guideline annual premium, plus (ii) 10% of all Premium payments in the first two Policy Years in excess of one SEC guideline annual premium, but not more than two SEC guideline annual premiums, plus (iii) 9% of all Premium payments in the first two Policy Years in excess of two SEC guideline annual premiums, less (iv) any sales expense charges deducted from such Premium payments, less
(v) any surrender charge previously deducted. An SEC guideline annual premium is the level annual amount that would be payable in each Policy Year under certain assumptions defined by the SEC. These assumptions include cost of insurance charges based on the 1980 Commissioner's Standard Ordinary Mortality Tables, net investment earnings at an annual rate of 5%, and the guaranteed fees and charges associated with the Policy.

              Policy Year              % of Surrender Charge Premium
              -----------              -----------------------------
                  1-5                              32.5%
                    6                              26.0%
                    7                              19.5%
                    8                              13.0%
                    9                               6.5%
                  10+                                 0%

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         The percentages specified above and/or the year in which the surrender charge is reduced may vary for individuals having a life expectancy of less than 20 years either at the time that a Policy is issued or the Face Amount is increased.

         Face Amount Changes. A Policyowner can apply in writing to have the Face Amount of the Policy increased. Satisfactory evidence of insurability is required for an increase. If the evidence results in a change of underwriting class, a new Policy will be issued for the amount of the increase. An increase in Face Amount will take effect on the Monthly Deduction Day on or after the Business Day the request is approved. The amount of an increase in Face Amount is subject to NYLIAC's maximum retention limits. In addition, NYLIAC reserves the right to limit increases. An increase in Face Amount may increase the cost of insurance charge. Requested increases in Face Amount will cause a corresponding increase in the amount of surrender charge premium.

         On or after the first Policy Anniversary, a Policyowner can apply in writing to have the Face Amount of the Policy decreased. A decrease in Face Amount is effective on the Monthly Deduction Day on or after the Business Day the request is received. The Face Amount may not be decreased to less than $25,000. A requested decrease in Face Amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a complete Surrender prior to the decrease and the surrender charge which would be payable on a complete surrender after the decrease. Requested decreases in Face Amount will cause a corresponding decrease in the amount of a Policyowner's surrender charge premium.

         (b) Death Benefit

         The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. The Death Benefit is equal to the amount calculated under the applicable Life Insurance Benefit Option, plus any Death Benefit payable under a Policy rider, less any Policy Debt. Upon receiving due proof of death at its Service Office, NYLIAC pays the Beneficiary the Death Benefit amount determined as of the date the Insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy.

         The amount of the Death Benefit is determined by whether the Policyowner has chosen Life Insurance Benefit Option 1 or 2. The value of any additional benefits provided by rider is added to the amount determined by the Life Insurance Benefit Option selected. NYLIAC pays interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option. NYLIAC subtracts any outstanding Policy Debt and any charges incurred but not yet deducted and then credits the interest. Positive investment experience in the Investment Divisions may result in a Death Benefit that will be greater than the Face Amount, but negative investment experience will never result in a Death Benefit less than the Face Amount so long as the Policy remains in force.

         (c) Policy Loans

         Using the Policy as sole security, the Policyowner can borrow any amount up to the loan value of the Policy. The loan value on any given date is equal to 90% of the Cash Surrender Value, less any Policy Debt.

         The Loan Account secures Policy Debt and is part of NYLIAC's General Account. When a loan is requested, an amount is transferred to the Loan Account from the Investment Divisions and the Fixed Account on a pro rata basis, unless requested otherwise, equal to: (1) the requested loan amount; plus (2) any Policy Debt; plus (3) the interest to the next Policy Anniversary on the requested loan amount and on any Policy Debt; minus (4) the amount in the Loan Account. On each Policy Anniversary, the Loan Account will be increased by an amount equal to the loan interest to the next Policy Aniversary on any Policy Debt. The effective date of the loan is the Business Day NYLIAC makes payment.

         The Loan Account Value will never be less than (a) plus (b) minus (c), where (a) is the amount in the Loan Account on the prior Policy Anniversary,
(b) is the amount of any loan taken since the prior Policy Anniversary and (c) is any loan amount repaid since the prior Policy Anniversary. On each Policy Anniversary, if the amount in the Loan Amount exceeds the amount of any outstanding loans plus interest to the next Policy Anniversary, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. Amounts transferred will first be transferred from the Fixed Account up to an amount equal to the total amounts transferred from the Fixed Account to the Loan Account. Any subsequent amounts transferred will be allocated according to the Policyowner's Premium allocation in effect at the time of transfer unless indicated otherwise.

         The Loan Account Value earns interest at a rate of not less than the greater of 4% per year and the effective annual loan interest rate less 2%. Interest accrues daily and is credited on each Monthly Deduction Day.

         3. Policy Termination

         The Policy does not terminate for failure to pay Premiums since payments, other than the initial Premium, are not specifically required. Rather, if on a Monthly Deduction Day, the Cash Surrender Value less any Policy Debt is less than the amount of the charges to be deducted on the next Monthly Deduction Day, the Policy will go into default status and will continue for a late period of 62 days commencing with the current Monthly Deduction Day.

         NYLIAC allows 62 days to pay any Premium necessary to cover the overdue monthly deduction and/or excess Policy loan. NYLIAC will mail a notice to the Policyowner at his or her last known address, and a copy to the last known

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assignee on the records at least 31 days before the end of the late period.
During the late period, the Policy remains in force. If NYLIAC does not receive the required payment before the end of the late period, the Policy will lapse and there will be no Cash Value or Death Benefit. If the Insured dies during the late period, NYLIAC will pay the Death Benefit. However, these proceeds will be reduced by the amount of any unpaid loan and the amount of the charges to be deducted on each Monthly Deduction Day from the beginning of the late period through the Policy month in which the Insured dies.

         For a period of five (5) years after termination, the Policyowner can request that NYLIAC reinstate the Policy and any riders during the Insured's lifetime. NYLIAC will not reinstate the Policy if it has been returned for its Cash Surrender Value.

         Before NYLIAC will reinstate the Policy, NYLIAC must receive the following:

         o A payment in an amount which is sufficient to keep the Policy and any riders in force for at least 2 months. This payment will be in lieu of the payment of all Premiums in arrears.

         o Any unpaid loan must also be repaid, together with loan interest at 6% compounded once each year from the end of the late period to the date of reinstatement. If a loan interest rate of less than 6% is in effect when the Policy is reinstated, the interest rate for any unpaid loan at the time of reinstatement will be the same as the Policy loan rate; and

         o Evidence of insurability satisfactory to NYLIAC if the reinstatement is requested more than 31 days after termination.

         If NYLIAC does reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement.

         4. Transfers

         All or part of the Cash Value may be transferred among Investment Divisions or from an Investment Division to the Fixed Account. Transfers may also be made from the Fixed Account to the Investment Divisions in certain situations, as discussed below. The minimum amount that may be transferred between Investment Divisions or to the Fixed Account is the lesser of (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is being made. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred. There is no charge for the first twelve transfers in any Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year. This charge will be applied on pro rata basis to the Allocation Alternatives to which the transfer is being made.

         In each Policy Year, a Policyowner may make one transfer from the Fixed Account to the Investment Divisions, subject to the following conditions:

         1. Maximum Transfer. An amount not greater than 10% of the Fixed Account Value at the beginning of the Policy Year may be transferred during that Policy Year. During the retirement year (the Policy Year following the Insured's 65th birthday, the date indicated by the Policyowner or another date if NYLIAC approves), however, the 10% maximum transfer limitation does not apply.

         2. Minimum Transfer. The minimum amount that may be transferred is $500, unless NYLIAC agrees otherwise.

         3. Minimum Remaining Value. The Fixed Account Value remaining after the transfer must be at least $500. If the remaining Fixed Account Value would be less than $500, that amount must be included in the transfer.

         Transfer requests must be in writing on a form approved by NYLIAC. Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the Business Day on which NYLIAC receives the transfer request.

         5. Exchange Procedure

         At any time within 24 months of the Issue Date, the Policyowner may exchange the Policy for a Policy on a permanent plan of life insurance on the Insured which NYLIAC is offering for this purpose. NYLIAC will not require evidence of insurability. Upon an exchange, all riders and benefits will end unless NYLIAC agrees otherwise or unless required under state law. The replacement policy will have the same Policy Date, issue age, risk classification and initial Face Amount as the original Policy, but will not offer variable investment options such as the Investment Divisions. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment

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of any Policy Debt; and (c) an adjustment, if any, for differences in Premiums and cash values under the Policy and the new policy. The date of exchange will be the later of (a) the Business Day the Policyowner sends NYLIAC the Policy along with a signed request, or (b) the Business Day NYLIAC receives at its Service Office, or such other location that NYLIAC indicates to the Policyowner in writing, the necessary payment for the exchange, if any.